November 21, 2024

Douglas E. Gwin, Jr.
Assistant Treasurer
Nissan Auto Leasing LLC II
Nissan-Infiniti LT LLC
One Nissan Way
Franklin, TN 37067

       Re: Nissan Auto Leasing LLC II
           Nissan-Infiniti LT LLC
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed November 12, 2024
           File Nos. 333-282606 and 333-282606-01
Dear Douglas E. Gwin Jr.:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form SF-3
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

1. Please revise the footnote notations for Exhibits 10.7 and 36.1 to indicate that these exhibits were previously filed, and include hyperlinks to the previously filed exhibits as required by Item 601(a)(2) of Regulation S-K.
 November 21, 2024
Page 2

       Please contact Shalini Shah at 202-551-5942 or Benjamin Meeks at 202-551-7146
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Structured
Finance